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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FILING NO. 1 FOR THE MONTH OF MAY, 2002

VISIBLE GENETICS INC.
(Exact name of Registrant)

700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒    No ☐

VISIBLE GENETICS INC.

        On or about May 17, 2002, we mailed to our shareholders a Notice of Annual and Special Meeting of Shareholders and Management Information Circular and Proxy Statement, each dated May 17, 2002, and Forms of Proxy.

Exhibit 1. Notice of Annual and Special Meeting of Shareholders, dated May 17, 2002

Exhibit 2. Management Information Circular and Proxy Statement, dated May 17, 2002

Exhibit 3. Forms of Proxy

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIBLE GENETICS INC.
By:	/s/ THOMAS J. CLARKE Name: Thomas J. Clarke Title: Chief Financial Officer

Date: May 17, 2002

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VISIBLE GENETICS INC.
SIGNATURES